

Darren Garvey

Owner, Hawaii International Conferences

Hawaiian Islands

 InMail   [•••]

Stewbum and Stonewall Brewing Co.

 **West Virginia University**

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 106 connections

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Darren Garvey
Owner, Hawaii Int…

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Experience

Owner Operator
Stewbum and Stonewall Brewing Co.
Jan 2013 – Present • 5 yrs 7 mos

Co-Owner
Hawaii International Conferences
Mar 2007 – Present • 11 yrs 5 mos

Marketing Manager
Hawaii International Conferences
Jan 2003 – Mar 2007 • 4 yrs 3 mos

Project Coordinator - New City Development
Adelphia Business Solutions
May 2000 – May 2002 • 2 yrs 1 mo

Education



West Virginia University
Bachelors, Liberal Arts, Business Administration
1996 – 2000
Activities and Societies: Tau Kappa Epsilon











Interests

West Virginia Univers

West Virginia University
143,190 followers

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